17004613

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seed Equity Ventures, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4640 S. Holladay Village Plaza, STE #206
(No. and Street)

Salt Lake City	Utah	84117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chulgwon An — 385-887-8493 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

50 West Broadway, STE #600	Salt Lake City	Utah	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEED EQUITY VENTURES, LLC

FORM X-17A-5 WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2016

SEED EQUITY VENTURES, LLC
TABLE OF CONTENTS
DECEMBER 31, 2016

Haynie &
Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Seed Equity Ventures, LLC
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Seed Equity Ventures, LLC as of December 31, 2016, and the related statements of operations, changes in member equity, and cash flows for the year then ended. These financial statements are the responsibility of Seed Equity Venture's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seed Equity Ventures, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Seed Equity Venture's financial statements. The supplemental information is the responsibility of Seed Equity Venture's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 21, 2017

OATH OR AFFIRMATION

I, Chulgwon An, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seed Equity Ventures, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO/CIO

Title

Notary Public

Notary Public
S. JEFFREY JONES
Commission #682754
My Commission Expires
June 2, 2019
State of Utah

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEED EQUITY VENTURES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

		December 31, 2016
Assets		
Current assets:		
Cash	$	69,371
Prepaid expenses		21,709
Total current assets		91,080
Security deposit		5,516
Property and equipment, net of accumulated depreciation of $24,579		27,087
Intangible assets, net of accumulated amortization of $306,384		61,277
Total assets	$	184,960
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and other liabilities	$	18,322
Total current liabilities		18,322
Member's equity:		166,638
Total member's equity		166,638
Total liabilities and member's equity	$	184,960

The accompanying notes are an integral part of these financial statements.

SEED EQUITY VENTURES, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2016

		For the Year Ended December 31, 2016
Revenue	$	1,509
Operating expenses:		
Compensation and payroll related		425,981
Sales and marketing		256,665
Occupancy		75,282
Professional fees		51,400
Licensing expense		23,379
General and administrative		20,276
Total operating expenses		852,983
Net Loss	$	(851,474)

The accompanying notes are an integral part of these financial statements.

SEED EQUITY VENTURES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2016

	Member's Contributions	Accumulated (Deficit)	Total Member's Equity
Balance, December 31, 2015	$ 2,513,784	$ (2,244,242)	$ 269,542
Contributions	779,900	-	779,900
Withdrawals	(31,330)		(31,330)
Net loss	-	(851,474)	(851,474)
Balance, December 31, 2016	$ 3,262,354	$ (3,095,716)	$ 166,638

The accompanying notes are an integral part of these financial statements.

SEED EQUITY VENTURES, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2016

	For the Year Ended December 31, 2016
Cash flows from operating activities	
Net (loss)	$ (851,474)
Adjustments to reconcile net (loss) to net cash used in operating activities:	
Depreciation and amortization	132,629
Changes in operating assets and liabilities:	
(Increase) decrease in prepaid expenses	4,967
Increase (decrease) in accounts payable and other liabilities	(20,795)
Net cash used by operating activities	(734,673)
Cash flows from investing activities	
Purchase of fixed assets	-
Net cash used by investing activities	-
Cash flows from financing activities	
Member's contributions	779,900
Member's withdrawals	(31,330)
Net cash provided by financing activities	748,570
Net increase (decrease) in cash	13,897
Cash - December 31, 2015	55,474
Cash - end of year	$ 69,371
Supplemental Disclosures of Cash flow information	
Cash paid for:	
Interest expense	$ -
Taxes	$ -

The accompanying notes are an integral part of these financial statements.

SEED EQUITY VENTURES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Seed Equity Ventures, LLC (the "Company") became a registered securities broker-dealer on February 14, 2014 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company engages in private placements and provides merger and acquisition advisory services. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

Use of Estimates

The preparation of financial statements in accordance with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions in determining reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts have not exceeded these limits.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Revenue Recognition

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Amortization is recorded on a straight-line basis over the estimated useful lives of the assets. Intangible assets include the development of software and websites and are stated at cost of $367,661 less accumulated amortization of $306,384 as of December 31, 2016.

Income Taxes

The Company is organized as a Limited Liability Company ("LLC") and is considered a disregarded entity for income tax purposes. As such, the Company does not file a Federal or state income tax return and is consolidated with the Member's tax returns. In addition, the liability of the Member of the Company is limited to the Member's equity.

2 - RELATED PARTY TRANSACTIONS

The Company is owned 100% by its holding company, Seed Equity Holdings, LLC (the "Holding Company"). In 2016, the Holding Company contributed net $748,570 to cover the Company's operating expenses. The capital contributions have been made by the Holding Company based on the Company's financial condition.

3 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital. At December 31, 2016, the Company had net capital of $51,049, which exceeded requirements by $46,049. The ratio of aggregate indebtedness to net capital was 0.36 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

4 - COMMITMENTS

The Company leases approximately 2,640 square feet of office space, pursuant to a lease dated March 31, 2014, which expires July 2019. A security deposit of $5,516 was paid.

The minimum future lease payments under these leases for the next five years are:

Year Ending December 31		Amount
2017		46,906
2018		48,314
2019		24,514
Thereafter		
Total	$	119,734

5 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 21, 2017 the date the financial statements were issued. The Company has no transactions to record.

SEED EQUITY VENTURES, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2016

SEED EQUITY VENTURES, LLC
SCHEDULES I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION,
AND COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2016

Computation of net capital		
Member's equity	$	166,638
Deductions and/or charges		
Property and equipment, prepaid expenses, and other assets		(115,589)
Net capital	$	51,049
Computation of aggregate indebtedness		
Accounts payable and other liabilities	$	18,322
Aggregate indebtedness	$	18,322
Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtedness)	$	1,222
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	46,049
Excess net capital @ 1000%	$	49,217
Ratio: Aggregate indebtedness to net capital		0.36 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17a-5 Part II as of December 31, 2016.

SEED EQUITY VENTURES, LLC
SCHEDULES II
EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2016

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only).

A.	$2,500 capital category; as per Rule 15c3-1	____
B.	"Special Account for the Exclusive Benefit of Customers" maintained	X
C.	All customer transactions cleared through another broker-dealer on a fully disclosed Basis: Name of clearing firm ____________________________	____
D.	Exempted by order of the Commission	____

SEED EQUITY
Member Finra/SIPC

Seed Equity Ventures, LLC Exemption Report

Seed Equity Ventures, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.173-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17C.F.R. § 240.15c3-3 under exemption (k)(2)(i) of the rule.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 under exemption (k)(2)(i) of the rule, throughout the most recent fiscal year without exception.

Seed Equity Ventures, LLC

I, Chulgwon An, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Chulgwon An, Chief Compliance Officer

February 21, 2017

Haynle &
Company
Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REVIEW REPORT

To the Members
Seed Equity Ventures, LLC
Salt Lake City, Utah

We have reviewed management's statements, included in the accompanying Seed Equity Ventures, LLC Exemption Report, in which (1) Seed Equity Ventures, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Seed Equity Ventures, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) Seed Equity Ventures, LLC stated that Seed Equity Ventures, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Seed Equity Venture's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Seed Equity Ventures, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company
Haynie & Company
Salt Lake City, Utah
February 21, 2017